Exhibit 12.1

AVON PRODUCTS, INC.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Years Ended December 31,
	2007	2006	2005	2004	2003
Income from continuing operations before taxes and minority interest	$796.1	$703.5	$1,124.2	$1,187.5	$993.5
Fixed charges	$154.3	$141.6	$99.3	$74.5	$77.0
Amortization of capitalized interest	$2.6	$2.6	$2.5	$2.4	$2.4
Capitalized interest	—	$(1.0)	$(6.6)	$(2.5)	$(1.6)
Earnings before income taxes, plus fixed charges and amortization of capitalized interest less capitalized interest	$953.0	$846.7	$1,219.4	$1,261.9	$1,071.3
Ratio of earnings to fixed charges	6.2	6.0	12.3	16.9	13.9